SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 23 June, 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




June 23, 2003



            BP TO BRING A NEW STRATEGIC PARTNER, STATOIL, TO ALGERIA


BP said today it had agreed in principle to sell a portion of its Algerian interests to Statoil for $740 million in cash.

The sale comprises 50 per cent of BP's stake in the In Amenas gas condensate project and 49 per cent of BP's interest in In Salah gas. Following the sale, BP and Statoil will jointly operate the projects with Algeria's state oil and gas company, Sonatrach.


In Salah and In Amenas, Algeria's third and fourth largest gas developments, are expected to achieve first gas in 2004 and 2005 respectively.


Tony Hayward, BP's chief executive of exploration and production said: "We are pleased to bring Statoil into these projects and look forward to working with them and Sonatrach to bring the projects on to production in 2004 and 2005".


Olav Fjell, Statoil's chief executive said: "This transaction gives Statoil an exciting position as a joint operator working with BP and Sonatrach in proven gas fields with significant growth potential. It is an important step towards fulfilling our international growth and gas strategy."


Subject to Sonatrach and Algerian regulatory consent and other approvals, the sale is expected to complete by the end of 2003.


Goldman Sachs acted as exclusive financial advisor and Linklaters as exclusive legal advisor to BP in connection with the transaction.


Notes to editors:


- In Amenas


The In Amenas project, the largest wet gas joint development project in Algeria, is located approximately 850 kilometres south of Hassi Messaoud, in the south-east of the country. The project includes development of four primary gas fields and gas gathering and processing facilities. The project will produce approximately 9 billion cubic meters a year of gas and some 60,000 barrels a day of liquids and is on schedule to begin production in 2005. BP's share of reserves at the end of 2002 was 252 million barrels of oil equivalent, according to Securities and Exchange Commission definition.


Gas from In Amenas will be transported via pipeline to Hassi R'Mel and from there to the ports of Arzew, Isser, and Skikda, or via two export pipelines routed directly from Hassi R'Mel to Spain and Italy respectively.


In 1998 BP entered into a production-sharing contract with Sonatrach extending to 2022, with the potential for an extension to 2027 with compensation by way of freely marketable liquids stemming from the project.


- In Salah


The In Salah project, located some 1200 kilometres south of Algiers, includes development of seven proven gas fields, gas processing facilities at Krechba and pipeline infrastructure stretching 579 kilometres north to Hassi R'Mel. The project is expected to produce 9 billion cubic metres a year of dry gas and is on schedule to achieve first gas in 2004. BP's share of reserves at the end of 2002 was 403 million barrels of oil equivalent, according to Securities and Exchange Commission definition.


BP entered into a 30-year contract of association with Sonatrach in February 1997 regarding In Salah's development and production. Sonatrach, BP and Statoil will market gas until the end of the contract in 2027. Gas sales contracts are in place with Enel for 4 billion cubic metres a year through to 2017 and with Sonatrach for 5 billion cubic metres a year through to 2019.


Further enquiries:


Toby Odone, BP Press Office, London, tel: +44 (0)20 7496 5256

Kai Nielsen, Statoil Press Office, Oslo, tel +47 97 04 1332


                                    - ENDS -



END


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 23 June, 2003                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary